Jefferies Fifth Annual Shipping,
Logistics, and Offshore Services Conference
New York - September 16, 2008

Forward - looking statements & EBITDA
 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements.
Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.
 Factors that might cause future results to differ include, but are not limited to, the following:
 – unexpected future operating or financial results
 – delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
 – changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
 – our ability to obtain additional financing
 – changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
 – deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
 – delays or defaults by our contract counter-parties in performing their obligations to us
 – loss of one or more key members of our management team
 – changes in governmental rules and regulations or actions taken by regulatory authorities
 – adverse weather conditions that can affect production of the goods we transport and navigability of the river system
 – the highly competitive nature of the oceangoing transportation industry
 – the loss of one or more key customers
 – unexpected fluctuations in foreign exchange rates and devaluations
 – liabilities from future litigation
 – other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2007
 Management considers EBITDA to be a meaningful indicator of operating performance and uses it as a measure to assess the operating performance of the Company’s business. EBITDA provides us with an understanding of one aspect of earnings before the impact of investing and financing transactions and income taxes. EBITDA should not be construed as a substitute for net income or as a better measure of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles (“GAAP”). EBITDA excludes components that are significant in understanding and assessing our results of operations and cash flows. In addition, EBITDA is not a term defined by GAAP and as a result our measure of EBITDA might not be comparable to similarly titled measures used by other companies. The Company believes that
EBITDA is relevant and useful information, which is often reported and widely used by analysts, investors and other interested parties in our industry. Accordingly, the Company has included references to EBITDA in this presentation.

River Business
Offshore Supply Business
Ocean Business
✓ Biggest player in the Hidrovia
✓ Five modern PSVs operating in
Brazil and the North Sea
✓ Nine PSVs under construction
✓ Three versatile Suezmax OBO vessels
✓ One Capesize vessel
✓ Four Handysize / Product Tankers
✓ Significant volume growth

(1) As of 31-Dec-07 and as of 30-Jun-08, the portion of the FFAs mark-to-market recorded under Other
 Comprehensive Income is added back to “Shareholder’s Equity”
(2) As of 31-Dec-07 and 30-Jun-08, “Restricted Cash” related to FFAs is added back to “Cash & Cash Equivalents”
(3) Capitalization = Shareholder’s Equity + Total Liabilities
Net Debt to Capitalization(1), (2)
(3)
(3)
51%
52%
52%
76%
81%
46%
76%
73%
39%
47%
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
31-Dec-04
31-Dec-05
31-Dec-06
31-Dec-07
30-Jun-08
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
Total Debt
Shareholders' Equity
Total Debt / Capitalization
Net Debt / Capitalization
Public offerings substantially improved capital structure…

Profit Margin & EBITDA Coverage Ratio
(1) EBITDA Coverage Ratio = EBITDA / Interest Expense
(2) Profit Margin = Net Income / Revenues
(3) EBITDA and Net Income exclude Non-cash Losses on FFAs. Deferred income tax on unrealized currency exchange gains in Brazil is added back to Net Income
(4) EBITDA and Net Income exclude Non-cash Gains / Losses on FFAs. Deferred income tax on unrealized currency exchange gains in Brazil is added back to Net Income
(1)
(3)
(2)
(4)
4.47
3.80
3.28
2.92
2.83
12%
9%
6%
12%
5%
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
2004
2005
2006
2007
LTM ended
June 08
0%
5%
10%
15%
20%
25%
30%
EBITDA Coverage Ratio
Profit Margin
… while increasing profitability improved coverage…

Debt to EBITDA
(1) Debt to EBITDA = Total Debt / EBITDA
(2) EBITDA excludes Non-cash Gains / Losses on FFAs
(3) Debt as of June 30, 2008
(1)
(2)
(2), (3)
3.65x
4.83x
3.78x
3.54x
4.36x
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
2004
2005
2006
2007
LTM ended
June 08
0.0x
1.0x
2.0x
3.0x
4.0x
5.0x
6.0x
Total Debt
EBITDA
Debt to EBITDA
…and reduced Debt to EBITDA

0
40,000
80,000
120,000
160,000
1H 2007
1H 2008
River
Offshore
Ocean
Passenger
0
50,000
100,000
150,000
200,000
250,000
300,000
LTM Jun
04
LTM Jun
05
LTM Jun
06
LTM Jun
07
LTM Jun
08
River
Offshore
Ocean
Passenger
Revenues per Segment
45%
25%
19%
11%
41%
43%
13%
2%
1H 08 - 1H 07
LTM June 2004 - LTM June 2008
 72%
 28%
 49%
 45%
 6%
 46%
 29%
 13%
 13%
44%
22%
16%
18%
36%
41%
16%
7%
100,852
150,379
95,160
271,269
We have consolidated the growth of our
three main Business Segments

RIVER BUSINESS

BRASIL
BOLIVIA
PARAGUAY
ARGENTINA
URUGUAY
Corumba UABL Brasil
Asunción UABL Paraguay
Buenos Aires UABL Argentina

Soy Crop 12-yr CAGR = 9%
Million Tons
% of World Total
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008E

5-yr CAGR = 28%
Million Tons

(1) Source: FAS - USDA
(2) Hidrovia Region includes Argentina, Bolivia, Brazil, Paraguay and Uruguay
(3) Sources: Rio Tinto PLC (RTZ), Vale (CVRD) and Mineração e Metálicos S.A. (MMX) public filings, presentations and web pages
(4) RTZ and CVRD volumes are assumed flat as from 2008 due to lack of publicly available information from each company in this respect; MMX volume obtained from MMX's presentation of March 2008

The Hidrovia
Corumbá Iron Ore Production(3), (4)
Hidrovia Soy bean Production(1), (2)
► Runs over more than 2,200 miles
• Comparable in length to
Mississippi River System
• UABL is the biggest player with
591 barges & 29 pushboats
2.5
8.7
32%
53%
0
50
100
150
200
250
0%
20%
40%
60%
80%
100%
Hidrovia
World Total
Hidrovia %
0
2
4
6
8
10
2005
2006
2007
2008E
2009E
2010E
RTZ
CVRD
MMX
River Business Overview

1) Construction of new capacity
2) Expansion of existing capacity
► Barge building yard
• Estimated total cost of USD 24.0 million for
 construction and equipment
• $28.8 million working capital
• Expected construction of 52 jumbo barges
 (2,500 dwt each) per year beginning in 2009
• Almost all of the main equipment received and
 construction of facility progressing as planned
► Barge enlargement
• $36.0 million CAPEX through 2010
•  67% increase per barge enlarged → total of
 130,000 additional dwt capacity
• Bottom Replacement sub-program
• 48 barges processed out of a total of 130
 targeted by the end of 2010
909,400
1,331,900
Source: Company Estimates
0
200,000
400,000
600,000
800,000
1,000,000
1,200,000
1,400,000
1,600,000
2007
2008E
2009E
2010E
2007 Capacity
Acquisitions (cumul.)
Barge enlargement (cumul.)
Barge building (cumul.)
We have 3 ambitious growth programs underway to
enlarge significantly our capacity…

(1) BunkerWorld - 2007 monthly average price gap between
 Diesel and IFO180 at Rotterdam port
(2) BunkerWorld - Spot gap between Diesel and IFO180 at
 Rotterdam port as of September 5, 2008
Estimated additional EBITDA at current Price Gap(2)
…and improve fuel and operating efficiencies
3) Increase efficiency of pushing capacity
► Re-engining & Re-powering Program
• Replacement of existing diesel engines by more
powerful and less consuming heavy fuel engines
• Fuel savings and shorter voyage times
• $46.0 million CAPEX through 2010
• Received first six heavy fuel engines out of the
25 included in the first phase of our Re-engining
& Re-powering Program
Estimated Pro Forma EBITDA & EBITDA margin at
different levels of fuel substitution
• 2007 fuel consumption was 49,800 mt and
average price gap(1) was $264 / mt
• 50% fuel substitution at 2007 average price
gap→ $6.6 million pro forma savings
• 2008 Current spot gap(2) is $348 / mt
• Assuming we apply 50% fuel substitution to
year 2007 fuel consumption at 2008 current
spot gap → $8.7 million annual savings
+32% fuel savings
Additional EBITDA at 2007 average price gap
Additional EBITDA at 2008 current price gap
28,994
25,052
18,482
31%
27%
20%
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
2007
50% Fuel Est.
80% Fuel Est.
0%
5%
10%
15%
20%
25%
30%
35%
40%
6,6
10,5
8,7
13,9
0
2
4
6
8
10
12
14
16
50% fuel substitution
80% fuel substitution

OFFSHORE SUPPLY BUSINESS

Brazil
Deeper water wells in Brazil and harsh conditions in the North Sea require larger, more advanced PSVs
► Harsh operating conditions demand
 high quality vessels
► Very active spot market, with robust
 pricing
North Sea
We are well established in the two most attractive
Offshore Supply markets…
► Market moving to deeper water wells
► Fastest growing Offshore market in the
world
► New discoveries, Tupi, Jupiter and
Carioca
► Demand for PSVs in Brazil is expected
to almost double by 2012
► Petrobras tender is currently underway
for the charter of 24 vessels → 146 PSVs
expected to be chartered in the next
years by Petrobras
► Mainly a term market; not a spot market
► Domestic trade preferences similar to
US’ Jones Act

UP ESMERALDA

Vessel	DP	Deck Area	Year Built	Market	Contract	Expiry
		2				

Vessel	DP	Deck Area	Expected Delivery
		2

Fleet in Operation
Fleet under Construction
UP Esmeralda
1
840 m
2005
North Sea
UP Safira
1
840 m
2
2005
North Sea
Time Charter
Apr-09
UP Topazio
1
840 m
2
2006
North Sea
Time Charter
Sep-09
UP Agua-Marinha
1
840 m
2
2006
Brazil
Time Charter
Apr-09
UP Diamante
1
840 m
2
2007
Brazil
Time Charter
Apr-09
Spot Market
UP Rubi (Brazil)
1
840 m
2
2009
Indian PSV 1
2
840 m
2
2009
Indian PSV 2
2
840 m
2
2009
Indian PSV 3
2
840 m
2
2010
Indian PSV 4
2
840 m
2
2010
Chinese PSV 1
2
1,020 m
2009
Chinese PSV 2
2
1,020 m
2
2010
Chinese PSV 3
2
1,020 m
2
2010
Chinese PSV 4
2
1,020 m
2
2011
…with one of the most modern and
homogeneous fleets in the world

► Current fleet of 5 PSVs; Expected to take delivery of UP Rubi in Brazil by 1Q 2009
► In 2007, we placed orders for 4 new PSVs in India and 2 new PSVs in China
► Recently agreed with Chinese shipyard for two additional newbuilding PSVs for a purchase price of $29.8 million per vessel with expected deliveries commencing by the end of 2010
► New buildings under construction are expected to take fleet up to 14 PSVs by 2011
Indian PSVs
Chinese PSVs
Annualized number of PSVs in operation at same average gross profit contribution per vessel obtained by existing fleet in 2007
(1) Pro Forma Gross Profit
 Contribution = Revenues
 minus Voyage Expenses
 minus Running Costs
2007 / 4.63
PSVs
66,684
44,456
33,342
27,785
25,701
55,570
77,798
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
5
6
8
10
12
14
Gross profit from our Offshore Supply Fleet expected to
grow consistently with fleet size over the next 3 years

GBP / Day
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
$ / Day
$ / Day

40%
40%
20%
UP North Sea Fleet Daily Average Time Charter(2)
2006 - To date North Sea Spot Rates(1)
Committed
Brazil
Committed
North Sea
Spot
North Sea
2Q 08 Fleet Employment Distribution(2)
UP Brazil Fleet Daily Average Time Charter(2)
(1) Source: Seabrokers
(2) Source: Company calculations / data
(3) Includes income related to delay and loss of hire insurances - basis calendar days
(3)
(3)
17,777
9,262
23,455
35,900
34,578
25,500
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
2006
2007
2008
29,928
29,498
29,700
25,469
26,069
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1Q 08
2Q 08
21,566
23,200
22,446
24,334
23,978
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
1H 07
2H 07
FY 07
1Q 08
2Q 08
Offshore Supply Market Overview

Year	2009	2010	2011
Rigs on order (cumul.)	66	129	173
PSVs on order (cumul.)	65	99	113

# of PSVs

Source: Company estimates based on industry sources
Assumption: 1.7 PSVs required per ordered rig
Source: Stewarts Offshore / ODS - Petrodata
2009 - 2011 PSVs shortfall = 181
113
99
65
294
219
112
0
50
100
150
200
250
300
350
2009
2010
2011
PSVs on order (cumul.)
Required PSVs (cumul.)
The outlook is promising for the Offshore Supply Industry

OCEAN BUSINESS

Handysize / Product Tankers Fleet
OBO / Capesize Fleet
► Three OBO vessels chartered tied to
 the 4TC Capesize Routes Index and
 covered through FFAs
► Stable and attractive rates secured for
 OBO vessels through FFAs for 2008,
 2009 and partially 2010
► Capesize vessel Princess Marisol
 employed linked to the 4TC Capesize
 Routes Index and also covered
 through FFAs in 4Q 08
Ocean Business: two different fleets…
► Consolidating our leading presence in
 the South American coastal market with
 a very modern fleet
► Demand is led by major oil companies
► Distribution of products normally done
 by smaller chemical / product crude
 coastal vessels
► One new vessel recently added → MT
 Austral in April 2008
► Expected further acquisition of two
 Product Tankers

FY 07(2)
1Q 08(3)
FY 08(2), (3), (5)
OBO Fleet Average Daily Time Charter Rates(1)
OBO Fleet Gross Profit Contribution
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) Excludes Non Cash Losses on FFAs
(3) Excludes Non Cash Gains on FFAs
(4) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(5) Assumes a 25% discount for our vessels from the futures market index’s typical vessel and uses the future settlement values as of September 8, 2008 to value all “Non-Covered” (days on calendar year multiplied by three OBO vessels less number of
 FFAs contracted days discounted by 25%) available days in 2008
(6) Assumes no off hire or time lost under repairs
(7) Assumes Running Costs of 1H 08 remain constant for the balance of the year
2007
2008 Est.
Source: Company
calculations and estimates
2Q 08
(1), (2), (3),(5), (6)
(1), (3), (4), (5),
(6), (7)
61,084
35,262
29,221
55,848
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Actual
Projected
$27.0 M
$48.2 M
0
10
20
30
40
50
60
'08 Contribution of 1Q, 2Q & 3Q 08 days not covered by FFAs
'08 Contribution of days covered by FFAs
'07 Gross Profit Contribution
OBO Fleet Average TC and Gross Profit Contribution

1Q 08(2)
FY 08(2), (3), (4), (6)
1Q 08(2)
FY 08
Princess Marisol Average Time
Charter Rates
Princess Marisol Gross
Profit Contribution
(1) The values in these graphs are based on estimates and assumptions and consequently may change
(2) 4 days off hire in February 2008 are excluded from daily average TC rates
(3) 13 days off hire for scheduled repairs in May 2008 are excluded from Avg. TC rates
(4) 5 projected off hire days during 4Q 08 are excluded from Avg. TC rates - Special Survey expected now for 2Q 09
(5) Gross Profit Contribution = Revenues - Voyage Expenses - Running Costs
(6) Assumes a 25% discount for our vessels from the futures market index’s typical vessel and uses the future settlement values as of September 8, 2008 to value all “Non-Covered” (days on calendar year less number of FFAs contracted days discounted by 25%) available days in 2008 Assumes Running Costs of 1H 08 remain constant for the balance of the year
2Q 08(3)
2Q 08(3)
(1), (2), (3), (4), (6)
(1), (5), (6)
(1)
FY 07
► Covered 87 days in 4Q 08 with FFAs at an average rate of $154,846
$29.8 M(3) to (6)
1H 08
127,006
115,958
112,389
70,000
80,000
90,000
100,000
110,000
120,000
130,000
140,000
Actual
Projected
3.4
$8.3 M
$3.4 M
$8.7 M
0
5
10
15
20
25
30
35
40
Actual
Projected
Princess Marisol TC and Gross Profit Contribution

► For 2009, we sold 547.5 days of the 4TC Capesize Routes Index at $91,833 per day
► When added to the 180 days previously sold at $51,000, we have covered a total of 727.5 days in
2009 at an average of $81,730 of the index vessel
► Assuming a 25% discount, the FFAs sold for 2009 provide cover for 970 days of our fleet at an average time charter rate of $61,297 per day
► Assuming each of our OBO vessels will have to undergo drydocks / special surveys in 2009, the total number of available OBO vessels days in 2009 is estimated at 1,005. The FFAs sold represent
97% of the available OBO fleet capacity
► For 2010, we have sold 365 days of the 4 TC Capesize Routes Index at $83,000 per day. Assuming a
25% discount, the FFAs sold in 2010 cover for 487 days of our fleet at an average time charter of
$62,250 of the index vessel. The total number of available OBO vessel days in 2010 is estimated at
1,083. The FFAs sold cover 45% of the available OBO fleet capacity for 2010.
OBO Fleet Gross Profit Contribution
(1) The values in this graph are based on estimates and
 assumptions and consequently may change
(2) Gross Profit Contribution = Revenues - Voyage
 Expenses - Running Costs
(3) Assumes a 25% discount for our vessels from the
 futures market index’s typical vessel and uses the
 future settlement values as of September 8, 2008 to
 value all “Non-covered” available days in 2008, 2009
 and 2010
(4) Assumes Running Costs of 1H 08 remain constant for
 the balance of 2008, 2009 and 2010
(5) Includes corresponding off hire days due to scheduled
 dry docks for all our three OBO vessels
Source: Company calculations and estimates
(1), (2), (3), (4), (5)
$27.0 M
$48.2 M
$49.2 M
$45.6 M
0
45
90
2007
2008
2009
2010
Contribution of days not covered by FFAs
Contribution of days covered by FFAs
2007 Gross Profit Contribution
FFAs 2009 & 2010

► As from 2Q 2008, our three OBO vessels are operating under their 4TC Capesize
Routes Index - linked time charters which expire during 1H 2009
► As from 2Q 2008, our Capesize Princess Marisol is operating under a time charter tied to the 4TC Capesize Routes Index
► In addition to our previously announced 45 days of the 4TC Capesize Routes Index sold in OTC FFAs for 4Q 08 at $150,000, we sold another 45 days, in OTC FFAs, at
$157,000 per day → Consequently, our 4 drybulk vessels are now almost fully covered during 4Q 08 at attractive rates.
► We re-chartered our MT Alejandrina and our Miranda I higher rates and employed our new product tanker, the MT Austral, under a long term contract
Ocean Business
2Q 08 & Year to Date Highlights

► Sale of vessel did not materialize due to failure of buyer to place deposit in accordance with contract
► Bookings in July / August and expectations for Sept / Oct indicate high levels of occupancy with improved results with respect to 2Q 08
► Vessel in market for sale or charter
Passenger Business Highlights

Per Segment (In $ Million)	2008	2009	2010	2011	Total
River Business					
Total River Business					
Offshore Supply Business					
Ocean Business					
Total Company	151	156	88	46	441

This table is provided as a general guide of expected Capital Expenditure under the assumption that certain long term strategies are implemented and all assets / ships can be purchased / built at desired prices and delivered within expected timeframes. This program may change in the future according to the view the Company may have of any particular part of our business at a given point in time.
► As of September 15, 2008, we signed a Senior Credit Loan facility with IFC for $60.0 million to partially finance our River Business growth programs → 12 years maturity with a 4-year grace period; this facility may be expanded up to $75.0 million
► Signed a 12-year secured term loan of up to $93.6 million with DVB Bank AG and Natixis in respect of pre-delivery and post-delivery financing of the four PSVs under construction in India
 Barge enlargement
12
12
12
36
 Barge building yard
18
28
28
28
102
 Re-engining project
14
25
7
46
 Barges / tugs acquisitions &
 bottom replacement program
27
4
-
31
71
69
47
28
215
 Brazilian PSV
7
-
-
7
 Indian PSVs (x4)
23
32
18
73
 Chinese PSVs (x4)
33
38
23
18
112
Total Offshore Supply Business
63
70
41
18
193
 Product tanker 1
17
-
-
17
 Product tanker 2
-
17
-
17
Total Ocean Business
17
17
-
-
34
Expected Expansion CAPEX Program

Offshore Supply Business
Ocean Business
River Business
• We expect Offshore Supply Business
revenues to grow substantially as from 2009
consistent with scheduled deliveries of new
PSVs
• Current market rate scenario strong with one
vessel on the spot market
 • Vessels fixed physically / through FFAs
 for the rest of 2008 at time charter
 levels which we expect to be
 substantially higher than year ended
 December 31, 2007
 • Added to our fleet a 11,299 dwt Product
 Tanker, the MT Austral
• Volumes on the River Business are currently growing
• Freight rate scenario has been and is expected to continue stable / strong
• Our total transported cargo is expected to grow as we expand capacity
• Significant growth in fleet expected as from second half 2009 onwards
• First two fuel powered pushboats expected to be in operation in 2009

Thank You
Q & A

(a) Corresponds to the loss incurred in the fourth quarter of 2006 through the early repayment of the loans granted by IFC to UABL, which was part of the use of proceeds from our IPO.
(b) We own 60% of Ultracape, which owned the Capesize bulk carrier Cape Pampas prior to its sale in May 2005, and accordingly we recognized minority interest for the 40% we did not own. Figures in 2004 principally represent 40% of the income earned by
 Ultracape, from operation of the Cape Pampas. The figure in 2005 represents 40% of the income from operations of the Cape
 Pampas as well as 40% of the gain on the sale of the vessel in May 2005. Minority interest in 2006 includes a loss of $0.9 million incurred through redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC, which was part of the use of proceeds from our IPO.
(c) EBITDA for 2005 includes $13.1 million, net of minority interest from the gain on the sale of Cape Pampas in May 2005.
LTM ended
All figures in $ 000's
2004
2005
2006
2007
June 2008
Net income
5,139
14,568
10,526
4,441
30,587
 Financial expense
16,134
19,141
19,025
20,178
21,360
 Financial gain on extinguishment of debts
-1,344
-
0
-
0
 Financial losses on extinguishment of debts
6,422
-
1,411
(a)
-
0
 Income taxes
642
786
2,201
4,886
4,467
 Depreciation and amortization
18,688
21,333
28,340
35,463
38,963
 Premium paid for redemption of preferred shares
(b)
-
-
914
-
0
 EBITDA
45,681
55,828
(c)
62,417
64,968
95,377
Year Ended December 31,
Reconciliation of Net Income to EBITDA

Offshore Supply Business
Revenues
$41,514
 Voyage Expenses
(1,822)
 Running Costs
(13,991)
Gross Profit Contribution
$25,701
Reconciliation of Revenues to Gross Profit Contribution